Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

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WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release	4
Press Release Dated March 9, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/S/ EDWARD HU
Name:	Edward Hu
Title:	Chief Financial Officer

Date: March 10, 2010

Exhibit 99.1

WuXi PharmaTech Announces Fourth-Quarter and Full-Year 2009 Results

SHANGHAI, China, March 9, 2010 /Xinhua-PRNewswire/ — WuXi PharmaTech (Cayman) Inc. (NYSE: WX), a leading research and development outsourcing company serving the pharmaceutical, biotechnology, and medical device industries, with operations in China and the United States, today announced its financial results for fourth-quarter and full-year 2009.

Fourth-Quarter 2009 Highlights

•	Net revenues grew 15% year over year to $73.9 million

•	Laboratory Services net revenues increased 18% year over year to $67.5 million

•	China-based Laboratory Services net revenues grew 21% year over year to $51.4 million

•	U.S.-based Laboratory Services net revenues increased 7% year over year to $16.2 million

•	Manufacturing Services net revenues decreased 10% year over year to $6.3 million

•	GAAP diluted earnings per ADS was 16 cents, versus a loss in the prior-year period

•	Non-GAAP diluted earnings per ADS grew 56% year over year to 22 cents

Full-Year 2009 Highlights

•	Net revenues grew 7% year over year to $270.0 million

•	Laboratory Services net revenues increased 22% year over year to $249.9 million

•	China-based Laboratory Services net revenues grew 26% year over year to $185.8 million

•	U.S.-based Laboratory Services net revenues increased 2% year over year on a pro-forma basis to $64.1 million

•	Manufacturing Services net revenues decreased 58% year over year to $20.1 million

•	GAAP diluted earnings per ADS was 72 cents, versus a loss in the prior-year period

•	Non-GAAP diluted earnings per ADS grew 11% year over year to 89 cents

Management Comment

“WuXi had a strong fourth quarter and a successful 2009,” said Dr. Ge Li, Chairman and Chief Executive Officer. “We achieved all of our publicly stated financial goals. We were able to achieve solid revenue growth in 2009, led by a strong performance by our China-based Laboratory Services business, which achieved revenues at the top of its guidance range. Full-year 2009 adjusted EBITDA1 exceeded our expectations.

“We expect another good year in 2010. We are targeting 2010 revenues to grow 15-19% above 2009 levels, driven by 13-16% growth in revenues of our China-based Laboratory Services business and an improving Manufacturing Services business. We believe that these rates of growth remain at or near the top of our industry. At the same time, 2010 will be a transition year, as we continue to invest in our China-based Laboratory Services, large-scale manufacturing, and toxicology businesses. In spite of these investments, operating income in 2010 will grow by up to 10%. We expect these investments will drive accelerating growth in revenues and operating income in 2011 and beyond.

[1]	Refer to Reconciliation of GAAP to Non-GAAP and Use of Non-GAAP Financial Measures included in this release.

“Improving R&D productivity is the most important challenge facing the world’s pharmaceutical, biotech, and medical device companies. Outsourcing and offshoring enable these companies to obtain high-quality R&D services to advance compounds faster and at lower cost. As a leader in providing customers with high-quality outsourced R&D services, WuXi has been building a broad platform of fully integrated, cost-effective drug discovery and development services with the mission of helping our partners to improve the success of discovery and shorten the time of development. We expect that trends favoring greater R&D outsourcing and offshoring and greater use of integrated services will expand over the next decade, and that WuXi and its partners will both benefit from this trend,” Dr. Li concluded.

GAAP Results—Fourth-Quarter 2009

Fourth-quarter 2009 net revenues increased 15% year over year to $73.9 million due to 18% growth in Laboratory Services net revenues, partially offset by a 10% decline in Manufacturing Services net revenues. Revenue growth was strong in both discovery chemistry and newer laboratory services, such as discovery biology, DMPK/ADME, formulation, and bioanalytical services. Growth was achieved under both full-time-equivalent and fee-for-service contracts.

Fourth-quarter 2009 GAAP gross profit increased 44% year over year to $29.2 million, mainly due to an increased contribution from Laboratory Services, driven by both revenue growth and gross-margin improvement, offset by a decline in the gross-profit contribution of Manufacturing Services from lower revenues and lower gross margin. Fourth-quarter 2009 GAAP gross margin improved year over year to 39.6% from 31.5%, mainly due to lower amortization expenses for acquired intangible assets as a result of a lower balance for these assets following impairment charges relating to AppTec taken in fourth-quarter 2008. GAAP gross margin also benefited from a larger contribution from our higher-margin Laboratory Services business. Gross margin from Laboratory Services improved year over year to 41.7% from 32.8% due to lower amortization expenses for acquired intangible assets and improved profitability of newer downstream laboratory services, offset by increased expenses related to the ramp-up of the Suzhou toxicology facility. Partially offsetting this benefit, gross margin declined year over year in Manufacturing Services to 16.7% from 20.5% due primarily to unfavorable project mix and lower demand.

Fourth-quarter 2009 GAAP operating income was $13.6 million compared to an operating loss of $56.7 million in the prior-year period due to the 44% increase in gross profit, a 5% decrease in SG&A expenses, and a $60.5 million impairment charge relating to the AppTec acquisition recorded in the prior-year period.

Fourth-quarter 2009 GAAP net income from continuing operations was $12.5 million compared to a loss of $49.2 million in the prior-year period due to the improvement in operating income, offset by higher taxes and an unfavorable change in other income (expenses) net. Higher taxes were mainly the result of tax benefits in the prior year related to impairment charges for AppTec. Other income (expenses) net in fourth-quarter 2009 included foreign-exchange losses of $0.2 million, compared to $1.0 million of foreign-exchange gains in fourth-quarter 2008.

Fourth-quarter 2009 GAAP net income was $12.1 million compared to a loss of $93.9 million in the prior-year period due to the improvement in net income from continuing operations and a smaller loss from discontinued operations. Fourth-quarter 2008 GAAP net income included a loss from continuing operations of $49.2 million and an after-tax loss from discontinued operations of $44.6 million related to the closedown of the biologics manufacturing operation in our Philadelphia facility. The loss from discontinued operations in fourth-quarter 2009 of $0.4 million resulted from a write-off of certain obsolete assets and impairment of certain assets held for sale. Fourth-quarter 2009 GAAP diluted earnings per ADS was 16 cents, compared to a loss of $1.42 in fourth-quarter 2008.

GAAP Results—Full-Year 2009

Full-year 2009 net revenues increased 7% year over year to $270.0 million due to 22% growth in Laboratory Services net revenues, partially offset by a 58% decline in Manufacturing Services net revenues. Revenue growth was strong in both discovery chemistry and newer laboratory services, such as discovery biology, DMPK/ADME, formulation, and bioanalytical services. Growth was achieved under both full-time-equivalent and fee-for-service contracts.

Full-year 2009 GAAP gross profit increased 13% year over year to $108.4 million, mainly due to an increased contribution from Laboratory Services, driven by both revenue growth and gross-margin improvement, offset by a decline in the gross-profit contribution of Manufacturing Services from lower revenues and lower gross margin. Full-year 2009 GAAP gross margin improved year over year to 40.1% from 38.0%, mainly due to lower amortization expenses for acquired intangible assets as a result of a lower balance for these assets following impairment charges relating to the AppTec acquisition taken in fourth-quarter 2008. In addition, GAAP gross margin benefited from a larger contribution from our higher-margin Laboratory Services business. Gross margin from Laboratory Services improved year over year to 41.9% from 39.2% due to lower amortization expenses for acquired intangible assets and improved profitability of newer downstream laboratory services, offset by increased expenses related to the ramp-up of the Suzhou toxicology facility. Partially offsetting this benefit, gross margin declined year over year in Manufacturing Services to 18.1% from 33.1% due primarily to unfavorable project mix and lower demand.

Full-year 2009 GAAP operating income was $52.1 million compared to an operating loss of $20.9 million in the prior year due primarily to the 13% increase in gross profit and a $60.5 million impairment charge relating to AppTec recorded in the prior year.

Full-year 2009 GAAP net income from continuing operations was $53.4 million compared to a loss of $15.0 million in the prior year due to the improvement in operating income and a favorable change in other income (expenses) net, offset by higher taxes. Higher taxes were mainly the result of tax benefits in the prior year related to impairment charges relating to AppTec. Other income (expenses) net in full-year 2009 included foreign-exchange gains of $3.8 million, compared to $0.4 million of foreign-exchange gains in full-year 2008.

Full-year 2009 GAAP net income was $52.9 million compared to a loss of $64.2 million in the prior year due to the improvement in net income from continuing operations and a smaller loss from discontinued operations. Full-year 2008 GAAP net income included a loss from continuing operations of $15.0 million and an after-tax loss from discontinued operations of $49.3 million related to the closedown of the biologics manufacturing operation in our Philadelphia facility. The loss from discontinued operations in 2009 of $0.6 million resulted from impairment and write off of certain assets held for sale. Full-year 2009 GAAP diluted earnings per ADS was 72 cents, compared to a loss of $1.01 in full-year 2008, due primarily to the net losses from continuing operations and from discontinued operations in the prior year, mainly driven by impairment charges.

Non-GAAP Results—Fourth-Quarter 2009

Non-GAAP financial results excluded the impact of share-based compensation expenses, amortization and the deferred tax impact of acquired intangible assets, impairment charges, and losses from discontinued operations.

Fourth-quarter 2009 non-GAAP gross profit increased 23% year over year to $30.8 million, mainly due to revenue growth and improved gross margin. Fourth-quarter 2009 non-GAAP gross margin increased year over year to 41.7% from 39.1% due to improved gross margin in the Laboratory Services business and the larger relative contribution of this higher-margin Laboratory Services business. The benefit was partially offset by increased operating costs of the Suzhou toxicology facility and a decline in the gross-profit contribution from Manufacturing Services due to lower revenues and lower gross margin.

Fourth-quarter 2009 non-GAAP operating income increased 54% year over year to $17.3 million, primarily due to the 23% increase in non-GAAP gross profit and a 3% decrease in operating expenses due to cost control.

Fourth-quarter 2009 non-GAAP net income grew 59% year over year to $16.0 million due to a 54% increase in non-GAAP operating income and lower taxes, offset by an unfavorable change in other income (expenses) net. Taxes were lower due to tax planning initiatives. Changes in other income (expenses) net and taxes are discussed above for GAAP results. Diluted non-GAAP earnings per ADS from continuing operations grew 56% year over year to 22 cents compared to 14 cents in fourth-quarter 2008, mainly due to the 59% increase in non-GAAP net income.

Non-GAAP Results—Full-Year 2009

Full-year 2009 non-GAAP gross profit increased 3% year over year to $114.1 million, mainly due to revenue growth, offset by lower gross margin. Full-year 2009 non-GAAP gross margin decreased year over year to 42.3% from 43.6% due to a decline in the gross margin from Manufacturing Service from project mix and lower demand, a decline in gross margin of the Laboratory Services business due to the impact of increasing operating costs from the Suzhou toxicology facility and a decline in the U.S.-based Laboratory Services business due to project mix, partially offset by the positive impact from the larger relative contribution of this higher-margin Laboratory Services business. Within Laboratory Services, improved profitability of newer laboratory services more than offset the impact of increasing operating costs from the Suzhou toxicology facility.

Full-year 2009 non-GAAP operating income increased 3% year over year to $65.4 million, primarily due to the 3% increase in non-GAAP gross profit and a 4% increase in operating expenses.

Full-year 2009 non-GAAP net income grew 12% year over year to $65.5 million due to a 3% increase in non-GAAP operating income, a favorable change in other income (expenses) net, and lower taxes. Taxes were lower due to tax planning initiatives in 2009. Changes in other income (expenses) net are discussed above for GAAP results. Diluted non-GAAP earnings per ADS from continuing operations grew 11% year over year to 89 cents compared to 80 cents in full-year 2008, mainly due to the 12% increase in non-GAAP net income.

(See the table titled Reconciliation of GAAP to Non-GAAP below).

Performance Versus 2009 Financial Guidance

The company’s full-year 2009 performance versus its financial guidance was as follows:

•	Total net revenues of $270.0 million fell within the expected range of $265-$275 million

•	Growth in 2009 net revenues of China-based Laboratory Services of 26% came in at the top of the expected range of 23-26%

•	2009 net revenues of U.S.-based Laboratory Services of $64.1 million represented a slight increase compared to 2008 net revenues on a pro-forma basis of $62.7 million, as expected

•

2009 Manufacturing Services net revenues of $20.1 million fell within the expected range of $20-$30 million. A large order is expected to be delivered in the first quarter, and we now project first-quarter 2010 Manufacturing Services net revenues of $12-$14 million.

•

2009 adjusted EBITDA (excluding share-based compensation charges and potential mark-to-market gains or losses from foreign-currency forward contracts) of $92.3 million exceeded the expected range of $86-$90 million

2010 Financial Guidance

The company projects 2010 financial performance as follows:

•	Total net revenues of $310-320 million, which represents 15-19% growth

•	Growth in net revenues of China-based Laboratory Services of 13-16%

•	Growth rate of net revenues of U.S.-based Laboratory Services of mid single digits

•	Growth of net revenues of Manufacturing Services of at least 70%

•	Decline in GAAP and non-GAAP gross margin of two to five percentage points

•	Growth in GAAP and non-GAAP operating income of up to 10%

•	Capital expenditures of $50-60 million, similar to the 2009 level

•	Effective tax rate of 13-15%

Commenting on 2010 guidance, Edward Hu, chief operating officer and acting chief financial officer, said, “In 2010, we expect continued solid financial performance while we invest for the future. We expect that growth in total net revenues will significantly accelerate from 7% in 2009 to 15-19% in 2010, driven by broad-based demand for our integrated services platform. China Laboratory Services is expected to achieve revenue growth of 13-16%. Manufacturing Services revenues are expected to grow more than 70% year over year in 2010, benefiting from a large delivery in the first quarter and from generally improving demand. Revenues in U.S.-based Laboratory Services are expected to grow at a mid-single-digit rate. These projections assume very small revenue contributions from the large-scale manufacturing and toxicology businesses in 2010.

“Operating income in 2010 is expected to achieve growth of up to 10 percent compared to 2009, driven by strong revenue growth and increased leverage of SG&A. An expected 2-5 percentage point gross margin decrease, primarily in the second half of 2010, is due to several factors, including an increase in labor and depreciation expenses, expenses from the ramp-up of the toxicology and large-scale GMP manufacturing operations, and pricing pressure. We are working to improve our projected 2010 gross margins. We expect the growth rate in operating income to accelerate in 2011, driven by continued strong revenue growth from China-based laboratory services, meaningful revenues from toxicology and large-scale manufacturing, and improving margins.”

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except ordinary share, ADS and par value data)

	December 31, 2009	December 31, 2008
Assets:
Current assets:
Cash and cash equivalents	80,510	56,624
Restricted cash	1,358	1,338
Short-term investment	22,083	14,631
Accounts receivable, net	45,817	36,457
Inventories	14,276	6,926
Prepaid expenses and other current assets	10,125	7,281
Assets of discontinued operations (Note 1)	—	6,508

Total current assets	174,169	129,765

Non-current assets:
Goodwill	23,956	23,956
Property, plant and equipment, net	181,830	152,704
Intangible assets, net	6,634	9,934
Prepaid land use rights	5,308	5,424
Deferred tax assets	9,514	8,807
Other non-current assets	5,890	5,809

Total non-current assets	233,132	206,634

Total assets	407,301	336,399

Liabilities and shareholders’ equity:
Current liabilities:
Short-term and current portion of long-term debt	34,415	7,558
Accounts payable	14,356	19,829
Accrued expenses	17,072	14,279
Deferred revenue	4,554	3,373
Advanced subsidies	2,800	3,080
Other taxes payable	2,901	5,742
Other current liabilities	4,239	3,448
Liabilities of discontinued operations (Note 1)	—	1,495

Total current liabilities	80,337	58,804

Non-current liabilities:
Long-term debt, excluding current portion	2,115	2,305
Advanced subsidies	1,420	1,819
Convertible notes	35,864	35,864
Other non-current liabilities	7,432	6,731

Total non-current liabilities	46,831	46,719

Total liabilities	127,168	105,523

Shareholders’ equity:
Ordinary shares ($0.02 par value, 5,002,500,000 authorized as of December 31, 2009, and December 31, 2008, respectively; 550,609,256 and 529,385,590 issued and outstanding as of December 31, 2009, and December 31, 2008, respectively)	11,012	10,588
Additional paid-in capital	320,672	324,629
Accumulated deficit	(68,631)	(121,505)
Accumulated other comprehensive income	17,080	17,164

Total shareholders’ equity	280,133	230,876

Total liabilities and shareholders’ equity	407,301	336,399

Note 1: The biologics manufacturing operations in Philadelphia, which management decided to close in December 2008, were classified as discontinued operations.

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2009	2008	% Change	2009	2008 (Note 2)	% Change
Net revenues:
Laboratory Services	67,540	57,423	18%	249,909	205,028	22%
Manufacturing Services	6,337	7,025	(10)%	20,110	48,457	(58)%

Total net revenues	73,877	64,448	15%	270,019	253,485	7%

Cost of revenues:
Laboratory Services	(39,363)	(38,591)	2%	(145,153)	(124,723)	16%
Manufacturing Services	(5,278)	(5,583)	(5)%	(16,461)	(32,420)	(49)%

Total cost of revenues	(44,641)	(44,174)	1%	(161,614)	(157,143)	3%

Gross profit:
Laboratory Services	28,177	18,832	50%	104,756	80,305	30%
Manufacturing Services	1,059	1,442	(27)%	3,649	16,037	(77)%

Total gross profit	29,236	20,274	44%	108,405	96,342	13%

Operating expenses:
Selling and marketing expenses	(2,129)	(2,156)	(1)%	(7,447)	(7,371)	1%
General and administrative expenses	(13,520)	(14,321)	(6)%	(48,829)	(49,400)	(1)%

Impairment charge	—	(60,497)	(100)%	—	(60,497)	(100)%

Total operating expenses	(15,649)	(76,974)	(80)%	(56,276)	(117,268)	(52)%

Operating income	13,587	(56,700)	*	52,129	(20,926)	*

Other income (expenses), net:
Other income (expenses), net	(453)	1,586	*	6,776	1,046	*
Interest income (expenses), net	102	270	(62)%	57	913	(94)%

Total other income (expenses), net	(351)	1,856	*	6,833	1,959	*

Income from continuing operations before income taxes	13,236	(54,844)	*	58,962	(18,967)	*

Income tax (expenses) benefit	(725)	5,605	*	(5,530)	4,016	*

Income from continuing operations	12,511	(49,239)	*	53,432	(14,951)	*

Loss on discontinued operations, net (Note 1)
Loss from operations of discontinued component	(631)	(54,290)	(99)%	(944)	(61,665)	(98)%
Income tax benefit	247	9,678	(97)%	386	12,413	(97)%

Loss on discontinued operations	(384)	(44,612)	(99)%	(558)	(49,252)	(99)%

Net income	12,127	(93,851)	*	52,874	(64,203)	*

Basic net earnings (loss) per ADS:
Earnings from continuing operations	$0.18	$(0.74)	*	$0.79	$(0.23)	*
Loss on discontinued operations—net of tax (Note 1)	(0.01)	$(0.68)	(99)%	(0.01)	$(0.78)	(99)%

Net earnings per ADS	$0.17	$(1.42)	*	$0.78	$(1.01)	*

Weighted average ADS outstanding—basic	68,659,814	66,035,918		67,986,475	63,775,220

Diluted net earnings (loss) per ADS:
Earnings from continuing operations	$0.17	$(0.74)	*	$0.73	$(0.23)	*
Loss on discontinued operations—net of tax (Note 1)	(0.01)	$(0.68)	(99)%	(0.01)	$(0.78)	(99)%

Net earnings per ADS	$0.16	$(1.42)	*	$0.72	$(1.01)	*

Weighted average ADS outstanding—diluted	74,080,635	66,035,918		73,654,710	63,775,220

*	>100% or not meaningful

Note 2: Financial results of AppTec were consolidated as of January 31, 2008.

WUXI PHARMATECH (CAYMAN) INC.

RECONCILIATION OF GAAP TO NON-GAAP

(in thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2009	2008	%	2009	2008	%
GAAP gross profit—continuing operations	29,236	20,274	44%	108,405	96,342	13%
GAAP gross margin—continuing operations	40%	31%		40%	38%
Adjustments:
Share-based compensation	842	1,004		2,685	3,020
Amortization of acquired intangible assets	764	3,896		3,057	11,175

Non-GAAP gross profit	30,842	25,174	23%	114,147	110,537	3%
Non-GAAP gross margin	42%	39%		42%	44%

GAAP operating income—continuing operations	13,587	(56,700)	*	52,129	(20,926)	*
GAAP operating margin—continuing operations	18%	(88)%	*	19%	(8)%	*
Adjustments:
Share-based compensation	2,972	3,521		10,220	13,046
Amortization of acquired intangible assets	764	3,896		3,057	11,175
Impairment charge		60,497			60,497

Non-GAAP operating income	17,323	11,214	54%	65,406	63,792	3%
Non-GAAP operating margin	23%	17%		24%	25%

GAAP net income—continuing operations	12,511	(49,239)	*	53,432	(14,951)	*
GAAP net margin—continuing operations	17%	(76)%		20%	(6)%
Adjustments:
Share-based compensation	2,972	3,521		10,220	13,046
Amortization of acquired intangible assets	764	3,896		3,057	11,175
Impairment charge		60,497			60,497
Deferred tax impact related to acquired intangible assets	(296)	(8,648)		(1,184)	(11,502)

Non-GAAP net income	15,951	10,027	59%	65,525	58,265	12%
Non-GAAP net margin	22%	16%		24%	23%

GAAP net income	12,127	(93,851)	*	52,874	(64,203)	*
Add back:
Depreciation and amortization	6,726	6,264		23,974	30,587
Interest (income) expenses, net	(102)	(270)		(57)	(913)
Income tax expenses (benefit)	478	(15,283)		5,143	(16,429)

EBITDA	19,229	(103,140)	*	81,934	(50,958)	*
Adjustments:
Share-based compensation	2,972	3,521		10,220	13,046
Mark-to-market losses (gains) on foreign-exchange forward contracts	1,226	626		(481)	2,758
Impairment charge—continuing operations		60,497			60,497
Impairment charge—discontinued operations	591	49,581		591	49,581

Adjusted EBITDA	24,018	11,085	*	92,264	74,924	23%

Income attributable to holders of ADS (Non-GAAP):
Basic	15,951	10,027	59%	65,525	58,265	12%
Diluted	15,951	10,027	59%	65,525	58,265	12%

Basic earnings per ADS (Non-GAAP)	0.23	0.15	53%	0.96	0.91	5%
Diluted earnings per ADS (Non-GAAP)	0.22	0.14	56%	0.89	0.80	11%

Weighted average ADS outstanding – basic (Non-GAAP)	68,659,814	66,035,918		67,986,475	63,775,220
Weighted average ADS outstanding – diluted (Non-GAAP)	74,080,635	72,679,824		73,654,710	72,896,204

WUXI PHARMATECH (CAYMAN) INC.

REVENUE BREAKDOWN

(in thousands of U.S. dollars)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2009	2008	%	2009	2008	%
Net revenues:
China-based Laboratory Services	51,364	42,286	21%	185,799	147,333	26%
U.S.-based Laboratory Services*	16,176	15,137	7%	64,110	57,695	11%

Subtotal	67,540	57,423	18%	249,909	205,028	22%

China-based Manufacturing Services	6,337	7,025	(10)%	20,110	48,457	(58)%

Total net revenues	73,877	64,448	15%	270,019	253,485	7%

*	Only eleven months of revenues (February to December 2008) were included in 2008 for U.S.-based Laboratory Services because that business was acquired on January 31, 2008.

Conference Call

WuXi PharmaTech senior management will host a conference call at 8:00 am (U.S. Eastern) / 5:00 am (U.S. Pacific) / 9:00 pm (Beijing/Shanghai/Hong Kong) on Tuesday, March 9, 2010, to discuss its fourth-quarter 2009 financial results and future prospects. The conference call may be accessed by calling:

United States: 1-866-519-4004

China (Landline): 800-819-0121

China (Mobile): 400-620-8038

Hong Kong: 800-930-346

United Kingdom: 0-808-234-6646

International: +65-6735-7955

Conference ID: 57898803

A telephone replay will be available two hours after the call’s completion at:

United States: 1-866-214-5335

China North: 10-800-714-0386

China South: 10-800-140-0386

Hong Kong: 800-901-596

United Kingdom: 0-800-731-7846

International: +61-2-8235-5000

Conference ID: 57898803

A live webcast of the conference call and replay will be available on the investor relations page of WuXi PharmaTech’s website at http://www.wuxiapptec.com

About WuXi PharmaTech

WuXi PharmaTech is a leading pharmaceutical, biotechnology, and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi PharmaTech’s operating subsidiaries are known as WuXi AppTec. For more information, please visit: http://www.wuxiapptec.com.

Use of Non-GAAP Financial Measures

We have provided the fourth-quarter and full-year 2008 and 2009 gross profit, operating income, net income, and earnings per ADS on a non-GAAP basis, which excludes share-based compensation expenses, amortization and deferred tax impact of acquired intangible assets, and results from discontinued operations. We believe both management and investors benefit from referring to these non-GAAP and pro-forma financial measures in assessing our financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends. We expect to continue to provide net income and earnings per ADS on a non-GAAP basis using a consistent method on a quarterly basis.

You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP measures to non-GAAP measures for the indicated periods attached hereto.

Cautionary Note Regarding Forward-Looking Statements

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995, including, among others , among others, our financial guidance for first quarter 2010 and full year 2010 (including, as applicable, estimated total net revenues, China-based Laboratory Services net revenues, Manufacturing Services net revenues, operating income, adjusted EBITDA, gross margins, and other trends) and outlook for 2011 (including expected growth in China-based laboratory services, improving margins and meaningful revenues for various service areas) and the factors driving each; planned capital expenditure and investment levels, and the anticipated benefits of those efforts and the planned expansion of our service offerings and areas of related revenue growth.

These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among other factors, continued uncertainty in the global economy and the pressures being felt by our customers and pharmaceutical industry consolidation may adversely impact our business and the trends for outsourced R&D and manufacturing for longer than expected or more severely than expected; we may be unable to successfully make our planned investments and capital expenditures on a timely basis, these investments may not yield the desired results, and we may need to modify the nature and level of our investments and capital expenditures; pharmaceutical companies may not change their business models as expected or in a manner favorable to us; we may fail to capitalize on the opportunities presented; we may not maintain our preferred provider status with our clients; and may be unable to successfully expand our capabilities to meet client needs. In addition, other factors that could cause our actual results to differ from what we currently anticipate include our limited operating history; failure to generate sufficient future cash flows or secure any required future financing on acceptable terms or at all; failure to retain key personnel; our reliance on a limited number of customers to continue to account for a high percentage of our revenues; risk of payment failure by any of our large customers, which could significantly harm our cash flows and profitability; dependence upon the continued service of our senior management and key scientific personnel, and our ability to retain our existing customers or expand our customer base. You should read the financial information contained in this release in conjunction with the consolidated and pro-forma financial statements and related notes thereto included in our 2008 Annual Report on Form 20-F filed with and available on the Securities and Exchange Commission’s website at http://www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of our 2008 Annual Report on Form 20-F. Our results of operations for fourth-quarter and full year 2009 are not necessarily indicative of our operating results for any future periods. All projections in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release, except as required by law. Such information speaks only as of the date of this release.

For more information, please contact:

WuXi PharmaTech (Cayman) Inc.

Ronald Aldridge (for investors)

Director of Investor Relations

Tel: +1-201-585-2048

Email: ir@wuxiapptec.com

Stephanie Liu (for the media)

WuXi PharmaTech (Cayman) Inc.

Tel: +86-21-5046-4362

Email: pr@wuxiapptec.com

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